UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 05, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release: **Dealing in securities by Executive Directors and the Company Secretary**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

5 March 2014

NEWS RELEASE

DEALING IN SECURITIES BY EXECUTIVE DIRECTORS AND THE COMPANY SECRETARY OF ANGLOGOLD ASHANTI LIMITED

In terms of JSE Listings Requirement 3.63, AngloGold Ashanti gives notice that the Executive Directors and the Company Secretary have dealt in ordinary shares of the company, after having received clearance to do so in terms of JSE Listings Requirement 3.66. The transactions were pursuant to a Co-Investment Plan for the company's executives.

In terms of the Co-Investment Plan (CIP), executives are allowed to spend 50% of their after tax cash bonus to purchase AngloGold Ashanti ordinary shares, and the company matching their investment at 150% through on-market purchase of shares, with vesting over a two-year period in two equal tranches.

1. **Richard Duffy – Chief Financial Officer (Executive Director) – Purchase of shares pursuant to the CIP**

Name of officer	RN Duffy
Name of company	AngloGold Ashanti Limited
Date of transaction	04 March 2014
Nature of transaction	On-market purchase of shares
Class of security	Ordinary shares
Number of shares purchased	4,140
Average price per share	R192.5064
Lowest price per share	R190.55
Highest price per share	R192.35
Value of transaction (including fees)	R796,976.60
Extent of interest	Indirect Beneficial
Prior clearance to deal	obtained

On the first vesting date following the implementation of the CIP, the executives are entitled to delivery of 50% of the matching shares awarded in terms of the scheme. On the anniversary of share purchases made in 2013, the Company has purchased and allocated matching shares to the Executive Directors and the Company Secretary as detailed below. Related taxes have been paid by the executives.

EMPLOYER'S 50% MATCHING SHARES
2. Srinivasan Venkatakrishnan – Chief Executive Officer (Executive Director)

Name of officer	S Venkatakrishnan
Name of company	AngloGold Ashanti Limited
Date of transaction	3 March 2014
Nature of transaction	On-market purchase of shares
Class of security	Ordinary shares
Number of shares purchased	2,572
Average price per share	R188.6006
Lowest price per share	R186.99
Highest price per share	R187.89
Value of transaction (including fees)	R485,080.93
Extent of interest	Direct, Beneficial
Prior clearance to deal	Obtained

3. Richard Duffy – Chief Financial Officer (Executive Director)

Name of officer	RN Duffy
Name of company	AngloGold Ashanti Limited
Date of transaction	5 March 2014
Nature of transaction	On-market purchase of shares
Class of security	Ordinary shares
Number of shares purchased	885
Average price per share	R194.3514
Lowest price per share	R192.86
Highest price per share	R192.87
Value of transaction (including fees)	R172,000.98
Extent of interest	Indirect, beneficial
Prior clearance to deal	Obtained

4. Maria Sanz Perez – Company Secretary

Name of officer	ME Sanz Perez
Name of company	AngloGold Ashanti Limited
Date of transaction	5 March 2014
Nature of transaction	On-market purchase of shares
Class of security	Ordinary shares
Number of shares purchased	851
Average price per share	R194.4149
Lowest price per share	R192.90
Highest price per share	R192.96
Value of transaction (including fees)	R165,447.10
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

ENDS

Sponsor: UBS South Africa (Pty) Ltd

Contacts

Media

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: 05 March, 2014

By: /s/ M E SANZ PEREZ_____
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary